PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED MAY 13, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295777

Enhanced Group Inc.

This prospectus supplement supplements the prospectus dated May 13, 2026 (the “Prospectus”) filed by Enhanced Group Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form S‑1 (Registration No. 333‑295777). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8‑K filed with the Securities and Exchange Commission on June 15, 2026 (the “Current Report on Form 8‑K”). Accordingly, we have attached the Company’s Current Report on Form 8‑K to this prospectus supplement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.

Our Class A common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ENHA”. On June 24, 2026, the last reported sales price of our Class A common stock on NYSE was $3.51 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements to it, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 25, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 14, 2026

ENHANCED GROUP INC.
(Exact name of registrant as specified in its charter)

Texas	001-42769	42-2394886
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

169 Madison Ave, Suite 15101 New York, NY	10016
(Address of principal executive offices)	(Zip Code)
N/A
(Registrant’s telephone number, including area code)

N/A (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ENHA	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement
Securities Purchase Agreement

On June 14, 2026, Enhanced Group Inc., a Texas corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with the investors identified therein (each, an “Investor” and, together, the “Investors”), including both (i) Apeiron Investment Group Limited (“Apeiron”), the controlling shareholder of the Company, whose sole voting equityholder is Christian Angermayer, Chairman of the Board of Directors of the Company (the “Controlling Stockholder”), and (ii) Maximilian Martin, Chief Executive Officer of the Company and a member of the Board of Directors of the Company, pursuant to which the Company agreed to issue and sell in a private placement (the “Private Placement”) (A) 12,853,468 shares (the “Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) and (B) accompanying warrants to purchase 12,853,468 shares of Common Stock (the “Warrants,” and together with the Shares, the “Securities”). The Shares and the Warrants will be issued separately. The combined purchase price per Share and accompanying Warrant is $3.89, which is the closing price per share of the Common Stock on the New York Stock Exchange on June 12, 2026. The gross proceeds to the Company from the Private Placement are expected to be approximately $50.0 million (excluding aggregate gross proceeds that may be received in the future upon the cash exercise of the Warrants), before deducting placement agent fees and other offering expenses payable by the Company.
The Private Placement is expected to close in three tranches, with approximately $25.0 million of the gross proceeds expected to close on or about June 17, 2026 (the “First Closing”), approximately $11.75 million of the gross proceeds expected to close on or about June 22, 2026 and the remaining approximately $13.25 million of the gross proceeds expected to close as soon as reasonably practicable after the effectiveness of the Stockholder Consent (as defined below) following the distribution of the Information Statement (as defined below) to the Company’s non-consenting stockholders, in each case subject to the satisfaction of customary closing conditions. The Company currently plans to apply a portion of the gross proceeds from the First Closing to repay the entire outstanding principal amount, plus all accrued and unpaid interest thereon through the repayment date (the “Note Repayment”), of that certain Working Capital Promissory Note, dated March 18, 2026 issued by the Company as successor to Enhanced Ltd. to Apeiron (the “Note”) and to use the remaining net proceeds from the Private Placement primarily for working capital and general corporate purposes, including to accelerate the growth of its rapidly expanding telehealth and consumer health platform. Upon receipt of the Note Repayment by Apeiron, the Note shall terminate pursuant to its terms, such that all amounts owing thereunder by the Company (including, without limitation, principal and any accrued interest) shall be deemed paid in full and irrevocably discharged and Apeiron’s obligation to lend any additional amounts under the Note shall be terminated.

The Warrants will be exercisable from the date of issuance and have a term expiring on the earlier of (i) the fifth (5th) anniversary of the original issue date and (ii) the Accelerated Expiration Date (as defined below). As defined in the Warrant, if the closing sale price of the Common Stock equals or exceeds $20.00 (as adjusted for any stock dividend, stock split, stock combination or other similar transaction following the original issue date) for any 20 consecutive trading days (the last day of such 20 consecutive trading day period, the “Accelerated Exercise Trigger Date”), then, subject to written notice being provided by the Company pursuant to the terms of the Warrant, the last date on which all or any portion of the Warrant may be exercised shall be the date that is exactly 30 trading days after the Accelerated Exercise Trigger Date (the “Accelerated Expiration Date”). The Warrants have an exercise price of $3.89 per share, subject to customary adjustments in the case of stock dividends, stock splits, pro rata distributions, and similar events in respect of the Common Stock; provided, however that for a period of twenty-four (24) months following the original issue date, the exercise price of the Warrants is also subject to adjustment for any issuance or sale of Equity Securities (as defined in the Warrants) of the Company for bona fide capital raising purposes at a price per share (or conversion or exercise price, as applicable) lower than the exercise price then in effect, subject to certain excluded issuances (the “Anti-Dilution Adjustment”). Simultaneously with any Anti-Dilution Adjustment, the number of Warrant Shares (as defined below) that may be purchased upon exercise of the Warrants shall be increased or decreased proportionately so that after such adjustment the aggregate exercise price payable for the adjusted number of Warrant Shares shall be the same as the aggregate exercise price in effect on the original issue date. Pursuant to the terms of the Warrants, there will be certain restrictions on the effectiveness of any Anti-Dilution Adjustment and related exercises until the effectiveness of approval by the stockholders of the

Company in accordance with the listing rules of the New York Stock Exchange, and for which the Company is obtaining the Written Consent (as defined below).

A holder (together with its Attribution Parties, as defined in the Warrants) will not be entitled to exercise any portion of any Warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of the Company’s Common Stock beneficially owned by the holder (together with its Attribution Parties) to exceed 4.99% (or, upon election of the holder, up to 19.99%) of the number of shares of the Common Stock or voting power outstanding immediately after giving effect to the exercise, subject to such holder’s right to increase or decrease such percentage (not to exceed 19.99%) upon at least 61 days’ prior written notice to the Company.

Pursuant to the Purchase Agreement, each Investor was granted a right to participate in future financings of the Company, subject to certain exceptions, for a period of six months from the date of the First Closing on a pro rata basis (as calculated pursuant to the Purchase Agreement).

Pursuant to the terms of the Purchase Agreement, the Company agreed to obtain a consent of the majority of the voting power of the Company’s outstanding shares of Common Stock and the Company’s outstanding Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), voting together as a single class, approving the terms of the Purchase Agreement and the Warrants, including the issuance of Shares and Warrant Shares that may represent greater than 19.99% of the Company’s outstanding shares of Common Stock or voting power as of immediately prior to the First Closing.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Registration Rights Agreement

On June 14, 2026, the Company also entered into a registration rights agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission (the “SEC”), covering the resale of the Shares and the shares of Common Stock underlying the Warrants (the “Warrant Shares”) no later than 30 days following the applicable closing date (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective by the SEC at the earliest possible date but no later than the earlier of the 90th calendar day following the initial filing date of the registration statement, if the SEC notifies the Company that it will “review” the registration statement, and the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the terms and conditions of the Purchase Agreement Warrants and Registration Rights Agreement do not purport to be complete and are each qualified in their entirety by the full text of the form of Purchase Agreement, form of Registration Rights Agreement and form of Warrant, copies of which are attached hereto as Exhibits 10.1, 10.2 and 4.1, respectively, and incorporated by reference herein.

Item 1.02    Termination of a Material Definitive Agreement

Pursuant to the Purchase Agreement, upon the First Closing, the Company has agreed to apply a portion of the gross proceeds from the First Closing to repay the entire outstanding principal amount of the Note, plus all accrued and unpaid interest thereon through the date thereof, whereby, upon receipt of such payment by Apeiron, such Note shall terminate pursuant to its terms, such that all amounts owing thereunder by the Company (including, without limitation, principal and any accrued interest) shall be deemed paid in full and irrevocably discharged and Apeiron’s obligation to lend any additional amounts under the Note shall be terminated. The termination of the Note is expected to become effective following the first full business day following the First Closing, which is expected to occur on or about June 17, 2026. Other than in respect of the Note, the material relationship between the Company and Apeiron is as described above. The Note permitted prepayment at any time without penalty or premium. Accordingly, the Company does not expect to incur any early termination penalties in connection with the repayment and termination of the Note.

Item 3.02Unregistered Sale of Securities.
The information contained above in Item 1.01 relating to the Private Placement is hereby incorporated by reference into this Item 3.02. Based in part upon the representations of the Investors in the Purchase Agreement, the securities described above are being offered and sold in a private placement under Section 4(a)(2) of the Securities Act, and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On or about June 15, 2026, the Controlling Stockholder intends to deliver a written consent (the “Written Consent”) to the Board of Directors of the Company. Pursuant to the Written Consent, the Controlling Stockholder shall approve the issuance, offer and sale in the Private Placement of (i) Shares and Warrant Shares that may represent greater than 19.99% of the Company’s outstanding shares of Common Stock or voting power as of immediately prior to the First Closing, (ii) Securities issued to Active Related Parties (as defined in the NYSE Listed Company Manual) in excess of one percent (1%) of the number of shares of Common Stock outstanding before the issuance, and (iii) Securities issued to Maximilian Martin, Chief Executive Officer of the Company and a member of the Board of Directors of the Company, including for avoidance of doubt, for purposes of complying with the stockholder approval requirements in the NYSE Listed Company Manual.

Pursuant to the Purchase Agreement, the Company has agreed to use commercially reasonable efforts to file with the SEC, within 30 days following the First Closing, an information statement with respect to the transactions contemplated thereby, to the extent required by applicable law, including Section 14(c) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and to distribute such information statement to its stockholders as soon as practicable thereafter.

Item 7.01Regulation FD Disclosure.
On June 15, 2026, the Company issued a press release announcing the Private Placement, a copy of which is furnished as Exhibit 99.1 hereto.

The information furnished under this Item 7.01 (including Exhibit 99.1), shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information in this Item 7.01 (including Exhibit 99.1) shall not be deemed incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that involve risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Current Report on Form 8-K are forward-looking statements, including but not limited to, statements regarding: the consummation of the Private Placement and the satisfaction of customary closing conditions for each closing related to the Private Placement, the use of proceeds therefrom, including the Note Repayment, the termination of the Note and the potential exercise of the Warrants. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements are based on information currently available to the Company and its current plans or expectations, and are subject to a number of uncertainties and risks that could significantly affect current plans. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including the uncertainties related to market conditions and the completion of the Private Placement on the anticipated terms or at all. The Company’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning the Company’s business are described in additional detail in the Company’s registration statement on Form S-1 filed with the SEC on May 11, 2026, and in other documents filed by the Company from time to time with the SEC. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01Financial Statements and Exhibits.
(d)Exhibits:

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release, dated June 15, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 15, 2026

Enhanced Group Inc.

By:	/s/ Siddhartha Banthiya
Siddhartha Banthiya
Chief Financial Officer